Matthew J. Gardella

+1 617 239 0789

fax +1 866 955 8776

mgardella@edwardswildman.com

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION.  CONFIDENTIAL TREATMENT HAS BEEN REQUESTED FOR THE OMITTED PORTIONS, WHICH HAVE BEEN REPLACED WITH THE PLACEHOLDER “[***].”

VIA EDGAR AND FEDERAL EXPRESS

June 22, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attn:	Dana Hartz
Mark Brunhofer

Re:	Stemline Therapeutics, Inc.
Registration Statement on Form S-1
File No. 333-180515

Ladies and Gentlemen:

We are submitting this letter on behalf of Stemline Therapeutics, Inc. (the “Company”) to assist the accounting staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its review of the above-referenced registration statement on Form S-1 (the “Registration Statement”).  All information in this letter has been provided to us by the Company for submission to you and is presented before giving effect to a forward stock split that the Company plans to implement prior to effectiveness of the Registration Statement.

The Company supplementally advises the Staff on a confidential basis that it currently estimates that the mid-point of the price range for this offering will be approximately [***] per share.  This proposed mid-point of the price range is based on a number of factors, including existing conditions in the public capital markets, the Company’s prospects and the prospects and history for the Company’s industry, the market prices of the stock of comparable publicly traded companies and preliminary discussions with the underwriters regarding potential valuations of

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the Company.  The actual price range to be included in a subsequent amendment to the Registration Statement (which will be adjusted for a forward stock split and will comply with the Staff’s interpretation regarding the parameters of a bona fide price range) has not yet been determined and remains, in all respects, subject to adjustment based on factors outside of the Company’s control.

Accordingly, we are submitting this letter to provide context for this proposed mid-point of the price range, which we expect to include in a subsequent amendment to the Registration Statement in early July (concurrent with our printing of a preliminary prospectus and commencing marketing activities, subject to market conditions) and to assist the Staff in understanding the expected difference between the mid-point of such price range and the valuation used by the Company in its most recent grants of employee stock options, which was $5.97 per share as of March 9, 2012.  The factors considered by the Company’s Board of Directors in determining the $5.97 per share valuation are described on page 62 of Amendment No. 2 to the Registration Statement (“Amendment No. 2”).  Further, by way of background, the Board of Directors of the Company engaged a third-party valuation firm to assist it with the $5.97 per share valuation.

The significant developments occurring after March 9, 2012 described below are responsible for this increase in valuation:

Regulatory Development.  On March 26, 2012, senior representatives of the Company, including its Chief Executive Officer and Chief Medical Officer, had a meeting with representatives of the Food and Drug Administration (“FDA”) to discuss the Company’s clinical development plans for its product candidate SL-401, including the details of the proposed randomized Phase 2b clinical trial.  As is customary, the minutes of this FDA meeting were made available to the Company following the meeting in early April, and at such time were further reviewed by the Company and its advisors.  The Company and its advisors regard the outcome of this meeting as consistent with its envisioned clinical development plan for SL-401 and overall expectations.  Importantly, the FDA did not require the Company to conduct any clinical testing prior to the initiation of the Company’s proposed randomized Phase 2b trial, potentially saving the Company significant capital and avoiding significant delays.  As such, the results of this meeting alleviated a significant threshold risk that the FDA would have a fundamentally different view than the Company on the proposed clinical development plan for SL-401, which might have made the development of SL-401 infeasible, more expensive and/or time-consuming, than currently envisioned by the Company.

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Intellectual Property Developments.  Two significant intellectual property developments occurred with respect to the Company’s product candidate SL-701.  First, on March 21, 2012, the Company entered into a license agreement with the University of Pittsburgh (the “University”), which grants the Company the right to use, and reference for regulatory applications, clinical data, information and know-how generated by the University in its prior clinical trials of SL-701, the Company’s brain cancer vaccine therapeutic candidate (the “Data License”).  Without the Data License, the Company would not have had the right to use these data in its own IND with the FDA.  Second, on March 30, 2012, the Company entered into another license agreement with the University, which grants the Company the right to practice patents claiming the use of EphA2 epitopes, one of the two primary active agents in SL-701 (the “EphA2 License”).  Without the EphA2 License, the Company would not have the freedom to pursue the development and commercialization of SL-701 absent a potential infringement claim.  Both of these events significantly improved the value of the Company’s SL-701 program.

Another significant intellectual property development that occurred after March 9, 2012 was the Company entering into an assignment agreement with Dr. Bergstein in June 2012 with respect to intellectual property that is significant to the Company.  Pursuant to this agreement, upon the effectiveness of the Registration Statement, Dr. Bergstein will transfer to the Company multiple therapeutic and diagnostic issued patents, pending patent applications and related know-how and technology in exchange for the consideration described on page 138 of the prospectus contained in Amendment No. 2.  At such time, the Company’s current license arrangement with Dr. Bergstein will terminate.  The foregoing development significantly strengthens the Company’s rights with respect to important intellectual property covering cancer stem cell (“CSC”)-based therapeutics and diagnostics.

Clinical/Operational/Infrastructure Developments.  Several clinical, operational and infrastructure developments have increased the valuation of the Company since the March 9, 2012 valuation was determined by the Board of Directors of the Company, including the following:

•                  Additional clinical trial results for SL-701 were presented at the Annual Meeting of the American Association for Cancer Research (AACR) held from March 31 to April 4, 2012.  These results were positive and reinforcing of previous results.  The two clinical trials involving SL-701, administered to both adults and children with advanced brain cancer, were selected for late-breaking presentations at the AACR.  The research team presenting the results concluded that SL-701 demonstrated both immunological and clinical activity in children with malignant

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glioma, and was well tolerated and demonstrated immune responses in adult patients with low-grade glioma.

•                  The Company selected a contract manufacturing organization to initiate process development, optimization and scale-up of SL-401 drug supply for late stage clinical trials and commercialization.

•                  The Company added three members to its Board of Directors and adopted corporate governance committees, charters, policies and practices consistent with public company standards and Nasdaq listing requirements.

•                  The Company took other preparatory steps to conduct an initial public offering of the Company’s common stock, including filing the Registration Statement with the Commission on April 2, 2012.

Capital Markets/CSC Industry Developments.  The field of CSCs is a new area of cancer biology with the potential to fundamentally alter the approach to oncology drug development.  Because the Company is a leader in this new area, the Company’s value is highly influenced by market perception of CSCs’ potential and the value which the marketplace places on companies pursuing CSC-directed oncology therapeutics.  Two significant public market developments occurring after March 9, 2012 are indicative of the current market perception of CSC-focused companies and have indirectly increased the valuation of the Company:

•                  the post-IPO performance of Verastem, Inc. (Nasdaq: VSTM).  Six months after its initial public offering and despite difficult equity markets, Verastem’s common stock closed at $10.20 per share on June 15, 2012, which is above the IPO price of $10.00 per share, and has been trading near or above the IPO price since the closing of the IPO (i.e., a volume-weighted averaged price of $10.84 per share during that period); and

•                  the filing for a $115 million initial public offering by OncoMed Pharmaceuticals, Inc. on May 11, 2012.

The foregoing developments occurring after March 9, 2012 are responsible for the increase in the Company’s valuation.  In a subsequent amendment to the Registration Statement, the Company proposes to include the disclosure set forth below to describe these factors.

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On a related point, in Amendment No. 2, the Company added disclosures on pages 60 and 62 of the prospectus to disclose that the Company has a difference between the approval dates of certain equity awards in February and March 2012 and their measurement dates for accounting purposes as explained below.  Adding this disclosure makes the text in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Critical Accounting Policies and Estimates — Stock-Based Compensation” section of the prospectus consistent with the accounting that the Company applied with respect to these equity awards in the Company’s financial statements for the quarter ended March 31, 2012, as originally included as part of Amendment No. 1 to the Registration Statement filed on May 21, 2012.  The foregoing is further explained below.

During the quarter ended March 31, 2012, the Company’s Board of Directors approved for issuance a total of 344,118 options grants.(1)  The Company, however, did not timely notify all recipients of these option grants. Specifically, the Company concluded that, among these awards, 244,118 awards were not sufficiently communicated to the recipients to constitute a measurement date for accounting purposes until May 24, 2012.  The Company has not yet concluded what the appropriate fair value of its common stock should be for those awards, but expects the fair value to be approximately 90% of the mid-point of the range of its common stock when a bona fide price range is determined.  Of the remaining awards, the Company accounted for a 50,000 share service-based award issued to its Chief Executive Officer on March 9, 2012 in its financial statements for the quarter ended March 31, 2012, because there was a mutual understanding of the terms of this award on March 9, 2012 and the measurement date was determined to be March 9, 2012. The Company also determined there was a measurement date of March 9, 2012 for a 50,000 share performance-based award issued to its Chief Executive Officer, because there was a mutual understanding of those awards on March 9, 2012.

The Company will reflect in a subsequent amendment to the Registration Statement the significant developments described in this letter that are responsible for the difference between the March 9, 2012 valuation and the proposed mid-point of the price range.  The Company expects that such disclosure, to be inserted as a new paragraph on page 63 of the prospectus contained in the Registration Statement, would be generally consistent with the following currently contemplated disclosure:

“Following March 9, 2012, we achieved the following milestones:

•                  we met with the FDA and received meeting minutes confirming an understanding of the agency’s expectations with regard to the scientific and technical information necessary to support continued development of our lead

(1)  These options consist of 62,092 option grants approved for issuance on February 29, 2012; 45,276 option grants approved for issuance on March 5, 2012; and 236,750 option grants approved for issuance on March 9, 2012.

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compound in leukemia, SL-401, and reached agreement on the design of our proposed randomized Phase 2b clinical trial of SL-401;

•                  we obtained a fully executed agreement with the University of Pittsburgh relating to the licensing of EphA2 peptides, a component of SL-701, and certain know-how, information and data contained in the previous INDs covering the clinical trials of SL-701, our lead compound in brain cancer. We also entered into an assignment agreement with Dr. Bergstein, which upon the effectiveness of this offering, will result in Dr. Bergstein transferring to us certain intellectual property rights he currently owns relating CSC-directed therapeutics and diagnostics, and the termination of the existing license arrangement relating to such intellectual property rights;

•                  additional clinical trial results for SL-701 were presented at the Annual Meeting of the American Association for Cancer Research (AACR) held from March 31 to April 4, 2012;

•                  we added three members to our Board of Directors and took other steps to prepare for an initial public offering of our common stock, including the initial filing of a registration statement on April 2, 2012; and

•                  we selected a contract manufacturing organization to initiate process development, optimization and scale up of SL-401 drug supply for late stage clinical trials and commercialization.

In light of our successful achievement of the factors identified above, our underwriters have proposed that our stock price range is [   ] to [    ] as reflected in this prospectus. We believe that the valuation for the March 9, 2012 stock options that had a GAAP measurement date of March 9, 2012 was appropriate given the increased probability of our successful completion of this offering, which was accelerated in light of our successful achievement of the factors identified above. We believe that all of the factors identified above provide greater clarity to the continued development of our two most advanced lead product compounds, SL-401 and SL-701, and, we believe, significantly increase our ability to market this proposed offering. Moreover, we do not believe that we would be in position to market this proposed offering had we not achieved the aforementioned milestones.”

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We hope that the above information will be acceptable to the Staff.  Please do not hesitate to call me at (617) 239-0789 or James T. Barrett of this firm at (617) 239-0385 with any comments or questions regarding the Registration Statement or this letter.  We thank you for your time and attention.

Respectfully submitted,

/s/ Matthew J. Gardella

Matthew J. Gardella

cc:                 Ivan Bergstein, M.D.
John Cavan
Stemline Therapeutics, Inc.

James Barrett

Edwards Wildman Palmer LLP

Ivan Blumenthal, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Jeffrey Riedler

Michael Rosenthall

Securities and Exchange Commission

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